uWink, Inc.
14106 Hart Street
Van Nuys, California 91406

June 28, 2007

United States Securities and Exchange Commission Room 4561 Washington, D.C. 20549 Attention: Mark P. Shuman

Re:	uWink, Inc. Preliminary Proxy Statement on Schedule 14A File No. 000-29873

Dear Mr. Shuman:

We are writing in response to your letter dated June 27, 2007 setting forth comments of the Securities and Exchange Commission’s staff with respect to the above-referenced filing.

The responses of uWink, Inc. to the Staff’s comment letter are set forth below. The responses have been numbered to correspond to the numbering of the comment letter, and each response is preceded by the comment to which it relates.

1. It appears that the company is seeking stockholder approval of three separate matters: (a) the merger and reincorporation under Delaware law; (b) the reverse stock split; and (c) the decrease in the number of shares of authorized stock. Bundling the stockholder approval of amendments to your certificate of incorporation in conjunction with a change in domicile appears to be inconsistent with Rule 14a-4(a) and 14a-4(b)(1), which require that a proxy provide an opportunity to approve each separate matter intended to be acted upon. Please refer to Rule 14a-4 and Section II.H. of SEC Release 34-31326. Although we note that proposals 2 and 3 provide stockholder the opportunity to vote on the proposed changes to your capital structure, the stockholders’ vote on these matters will only be considered if proposal 1 fails to receive the require vote. Stockholders should be provided a separate description of each matter to be considered and each matter should be identified and voted upon as a separate item on the proxy card. Please be advised that if the effectiveness of any proposal is conditioned on the adoption of one or more other proposals, appropriate disclosure will be required to advise stockholders that a vote against one proposal may have the effect of a vote against the group of mutually-conditioned proposals.

Response: We have noted your comment and revised the Proxy Statement to set forth the reincorporation and merger, the amendment to our certificate of incorporation, and the reverse stock split as individual proposals to be voted on separately. Although we will by necessity adopt a new certificate of incorporation and bylaws reflecting our status as a Delaware corporation if the reincorporation merger is approved, such new certificate of incorporation and bylaws will not authorize any additional stock or be substantively different from our existing certificate of incorporation or bylaws. Approval of any proposal is not conditioned upon or contingent on the approval of any of the other proposals.

2. On pages 9 and 18, we note your disclosure that it is your intention to abandon the merger in the event that stockholders “exercise dissenters’ rights and the Company becomes obligated to make payments to such dissenting Stockholders.” However, we also note disclosure on page 15, 17 and 30 that you intend to abandon the merger in the event the Company “becomes obligated to make a substantial payment to such dissenting Stockholders.” This disclosure seems inconsistent. Please clarify the terms under which you would abandon the merger, specifically clarifying the phrase “substantial payment.”

Response: We have noted your comments and revised the Proxy Statement to delete all references to “substantial payments.” The Proxy Statement now reflects the company’s present intent to abandon the merger if any stockholders exercise dissenters’ rights and the company becomes obligated to make payments in an aggregate amount in excess of $1,000 to such dissenting stockholders.

3. We note multiple statement throughout the proxy statement that qualify your descriptions of the merger agreement, shareholder rights under charter documents and the applicable state statute, and dissenters’ rights as being incomplete and “subject to and qualified in [their] entirety by reference: to the merger agreement, Utah law, Delaware law, your current certificate of incorporation and bylaws, and New uWink’s charter documents, among other things. For example, we note such qualifying statements on pages 6, 11, 13, 14, 18, 23 and 26. However, you are required to provide a materially complete discussion of each of these material matters. Please revise your disclosure as appropriate and revise any statements that suggest to stockholders that the descriptions provided in this document are not materially complete. We will not object to statements encouraging stockholders to read the underlying documents for a more complete understanding of the provisions of such document.

Response: We have noted your comment and revised the Proxy Statement accordingly. Although we believe that the Proxy Statement, as initially filed on June 15, 2007, included materially complete descriptions of all underlying documents and externally referenced sources, we have deleted all text that may lead stockholders to believe that such descriptions are incomplete.

A copy of our revised Proxy Statement, along with the exhibits thereto, marked to show changes to our initially filed materials is included for your reference. Please note that we have also reversed the sequential order of the proposals, with the amendment to the certificate of incorporation now being “Proposal No. 2” and the reverse split now being “Proposal No. 3.”

Please let us know if you require anything further with respect to this Filing. We request your expedited review of our revised Proxy Statement in order for us to maintain our proposed meeting date.

            Sincerely,

            /s/ Peter F. Wilkniss_______
            Chief Financial Officer